UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

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INVESTOR RELATIONS RELEASE

Kabel Deutschland releases record results for its fiscal year ended March 31, 2008

Highlights from Kabel Deutschland’s consolidated audited financials for its fiscal year ended March 31, 2008:

•                  Total Revenue Generating Units (‘RGU’)(1) increase to 10,572.8 thousand, up 2.2% from previous year (10,342.9 thousand). Internet and Phone RGUs grow by 423.6 thousand units in the fiscal year 2007/2008 reaching 754.5 thousand, a 128.0% increase over prior year. Digital pay TV RGUs increase by 86.8 thousand units in the reported year reaching 778.4 thousand on March 31, 2008, a 12.6% increase over last year. Premium services RGUs (digital access, pay TV, PVRs, Internet and Phone) now comprise 23.0% of total RGUs compared to 14.9% in the previous year.

•                  CATV subscribers now take an average 1.19 RGUs. The positive trend should drive ARPU and reduce churn.

•                  The shift towards premium services contributes to an increase in total blended ARPU per RGU(2) for the quarter ended March 31, 2008 by almost 10% to €8.50 from €7.76 in the same quarter of the previous year. The total blended ARPU per subscriber(3) for the quarter ended March 31, 2008 amounts to €10.03 (€8.63 in the previous year’s same quarter).

•                  Total revenues grow by 9.5% to €1,196.9 million compared to €1,093.2 million on a same store basis.

•                  Subscription based revenues grow by 10.0% compared to the previous fiscal year and go over €1 billion for the first time reaching €1.044.4 million (€949.4 million in the previous year). They now account for 87.3% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €185.7 million and represent 17.8% of the Company’s overall subscription based revenues (€110.8 million representing 11.7% of the overall subscription based revenues in the fiscal year ended March 31, 2007). The increase in subscription based revenues equals to 67.6%.

•                  RGU growth and a shift in product mix to premium services fuel EBITDA growth on a same store basis. EBITDA as adjusted(4) increases by 19.7% and amounts to €457.8 million compared to €382.5 million on a same store basis last year. EBITDA margin(5) increases from 35.0% to 38.3% for the fiscal year 2007/2008.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•                  Free cash flow (EBITDA – Capex(6)) increases to €141.1 million or 24% above the prior year result of €113.7 million. Free cash flow margin amounts to 11.8% compared to 10.4% in the last year.

•                  The Company posts a net loss of €33.8 million in the fiscal year ended March 31, 2008 compared to €99.3 million in the previous year.

Unterfoehring, July 29, 2008 – Kabel Deutschland (KDG), Germany’s largest triple play company, announced today its financial results for the fiscal year 2007/2008 ended March 31, 2008. These results underline the successful development of the Company’s premium services strategy (digital access, pay TV, PVRs, Internet and Phone).

“Our customers are increasingly subscribing to our Internet and phone products as they are the most attractive price / performance offering in the German market. Surfing the Internet and making phone calls via TV cable is becoming more and more a viable alternative to the usual DSL infrastructure. Our premium products are all positively contributing to our EBITDA. The substantial investments we have been making in the past are paying off” says Adrian v. Hammerstein, CEO of Kabel Deutschland.

Kabel Deutschland’s most competitive Internet products were positively recognized by two independent organisations awarding KDG with two important prizes. Winning the “eco Award 2008”, Kabel Deutschland was nominated best Internet provider for private customers. After 2006 it is already the second time for KDG to win this important Internet prize awarded by the eco association (Verband der deutschen Internetwirtschaft e.V.) On top, the German Institute for Service Quality (DISQ) complimened Kabel Deutschland in June on “good service and outstanding tariffs” and elected KDG ‘best Internet provider 2008’.

RGUs as of March 31, 2008 and ARPUs for the fiscal year ended March 31, 2008

KDG served 10,572.8 thousand total RGUs on March 31, 2008. The average services taken by a customer increased to 1.19 compared to 1.12 in the previous year. During the reported fiscal year total blended monthly ARPU per RGU for all KDG products increased by 8.9% to €8.32 from €7.64 in the previous year

Kabel Anschluss RGUs were 8,979.8 thousand (thereof 836.7 thousand digital cable access RGUs). Monthly ARPU(7) for the Kabel Anschluss product amounted to €7.79 in the fiscal year ended March 31, 2008 (€7.31 in the previous year).

Kabel Digital pay TV RGUs increased by 12.6% to 778.5 thousand at March 31, 2008. Monthly ARPU remained fairly flat at €7.73 for the fiscal year 2007/2008 (€7.71 in the previous fiscal year). On March 31, 2008 the number of digital RGUs (including 60.0 thousand PVR RGUs) amounted to 1,675.2 thousand (1,205.4 thousand on March 31, 2007 including 1.4 thousand PVR RGUs), a digital TV RGU penetration of 15.8%. Including the Premiere digital pay TV subscribers in KDG’s footprint and eliminating double counts, the total number of digital households in KDG’s footprint amounts to approximately 1.8 million households, a digital TV penetration of over 20%.

Kabel Internet and Phone RGUs increased by 423.6 thousand units in the fiscal year 2007/2008 reaching 754.5 thousand, a 128.0% increase over prior year. The Internet and Phone RGUs on March 31, 2008 comprised of 393.5 thousand Internet RGUs and 361.0 thousand Phone RGUs and were associated with 421.0 thousand subscribers. This results in a RGU / subscriber ratio of 1.79. Monthly ARPU per RGU for Kabel Internet in the fiscal year 2007/2008 amounted to €14.12 (€16.30 in the fiscal year ended March 31, 2007) and €24.79 for Kabel Phone (€28.02).

KDG’s financial results for the fiscal year 2007/2008 ended March 31, 2008

Cash flow, capital expenditures and liquidity

Cash flow from operations for the fiscal year ended March 31, 2008 amounted to €444.7 million compared to €360.0 million in the previous fiscal year.

Overall capital expenditures (Capex) amounted to €316.4 million recorded in the fiscal year 2007/2008. Of this amount, approximately 55% were used for the network upgrade related to KDG’s Internet and Phone services. The comparable Capex in the previous year amounted to €268.8 million of which approximately 47% were spent for the network upgrade. The increase in Capex used for these activities underlines the Company’s commitment to expand its triple play business with more than 70% of the Company’s level 3 network upgraded at the end of the fiscal year 2007/2008.

Cash on hand of €15.5 million coupled with revolver capacity of €265.0 million yielded €280.5 million of liquidity on March 31, 2008.

Balance sheet

Total interest bearing indebtedness was at €1,965.6 million with net debt at €1,950.1 million on March 31, 2008 resulting in a net debt / EBITDA (€457.8 million) ratio of approximately 4.3 times.

Outlook and financial calendar

Based on the dynamic growth of KDG’s Internet and Phone products combined with the stable free-to-air and pay TV business, the Company’s management expects revenues to grow by 15-20% in the current fiscal year. At the same time, EBITDA should grow to over €550 million for 2008/2009. The Company’s guidance for the total number of Internet and Phone subscribers as per fiscal year end 2008/2009 (March 31, 2009) is above 750 thousand. Capex is expected to amount to approximately €400 million which includes the transition and one time reconnection of Orion Cable networks of around €40 million.

The IFRS financials for KDG’s first quarter of its fiscal year 2008/2009 as per June 30, 2008 will be released at the end of August 2008.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of March 31, 2008 will be available on our website as of tomorrow.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator und biggest triple play provider, Kabel Deutschland develops and markets new triple play offers for digital TV, broadband internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2007/2008 (12 months ended March 31, 2008), Kabel Deutschland reported a total revenue of approximately €1.2 billion. The company has around 2,750 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations according to IFRS for the period from

April 1, 2007 to March 31, 2008 and April 1, 2006 to March 31, 2007

	April 1, 2007 to March 31, 2008	April 1, 2006 to March 31, 2007	change	change
	€(‘000)	€(‘000)	€(‘000)%
1. Revenues	1,196,870	1,093,179	103,691	9.49%

2. Cost of Services Rendered	-588,461	-567,090	21,371	3.77%
thereof Depreciation / Amortization	-154,676	-133,123	21,553	16.19%

3. Other Operating Income	12,614	13,215	-601	-4.55%

4. Selling Expenses	-352,836	-318,652	34,184	10.73%
thereof Depreciation / Amortization	-115,478	-95,983	19,495	20.31%

5. General and Administrative Expenses	-128,667	-140,954	-12,287	-8.72%
thereof Depreciation / Amortization	-23,795	-17,512	6,283	35.88%

6. Profit from Ordinary Activities	139,519	79,698	59,821	75.06%

7. Interest Income	2,057	3,563	-1,506	-42.27%

8. Interest Expense	-171,839	-155,670	16,169	10.39%

9. Accretion / Depreciation on
Investments and Other Securities	-3,712	265	-3,977	n.a.

10. Income from Associates	899	440	459	104.38%

11. Loss before Taxes	-33,076	-71,704	38,628	53.87%

12. Taxes on Income	-764	-27,565	-26,801	-97.23%

13. Net Loss for the period	-33,840	-99,269	65,429	65.91%

EBITDA as adjusted(4)	457,809	382,488	75,321	19.69%
EBITDA margin (5)	38.3%	35.0%

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet according to IFRS as of March 31, 2008

ASSETS		March 31, 2008	March 31, 2007	change
		€(‘000)	€(‘000)	€(‘000)
Current Assets

1.	Cash and Cash Equivalents	15,463	54,108	-38,645
2.	Trade Receivables	130,879	101,370	29,509
3.	Receivables from Affiliates	922	1,019	-95
4.	Receivables from Associates	31	108	-76
5.	Inventories	26,201	24,265	1,936
6.	Receivables from Tax Authorities	6,881	6,266	615
7.	Other Current Assets	7,272	8,771	-1,500
8.	Prepaid Expenses	19,903	20,698	-795
	Total Current Assets	207,552	216,605	-9,053

Non-current Assets

1.	Intangible Assets	431,878	477,343	-45,465
2.	Property and Equipment	1,085,951	986,608	99,344
3.	Equity Investments in Associates	6,354	5,681	672
4.	Other Non-current Financial Assets	4,632	7,510	-2,878
5.	Deferred Tax Assets	537	366	171
6.	Non-current Financial Assets	4,239	5,414	-1,175
7.	Prepaid Expenses	11,166	5,959	5,207
	Total Non-current Assets	1,544,757	1,488,881	55,875

Total Assets		1,752,309	1,705,487	46,822

EQUITY AND LIABILITIES		March 31, 2008	March 31, 2007	change
		€(‘000)	€(‘000)	€(‘000)
Current Liabilities

1.	Current Financial Liabilities	25,674	36,997	-11,324
2.	Trade Payables	218,293	175,518	42,775
3.	Liabilities to Associates	323	324	-1
4.	Other Current Provisions	6,493	18,107	-11,613
5.	Liabilities due to Income Taxes	12,961	14,157	-1,195
6.	Deferred Income	199,510	216,818	-17,309
7.	Other Current Liabilities	59,640	60,399	-759

	Total Current Liabilities	522,894	522,320	573

Non-current Liabilities

1.	Senior Notes	603,840	672,782	-68,943
2.	Non-current Financial Liabilities	1,311,990	1,186,042	125,946
3.	Deferred Tax Liabilities	87,531	82,660	4,871
4.	Provisions for Pension	29,148	24,171	4,976
5.	Other Non-current Provisions	22,270	21,246	1,024
6.	Other Non-current Liabilities	105,380	92,352	13,028
7.	Deferred Income	1,825	270	1,556

	Total Non-current Liabilities	2,161,984	2,079,524	82,461

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	49,590	45,415	4,176
3.	Cash Flow Hedge Reserve	1,288	-6,293	7,581
4.	Available-for-sale Reserve	0	625	-625
5.	Accumulated Deficit	-984,474	-937,129	-47,345

	Total Equity (Deficit)	-932,569	-896,357	-36,214

Total Equity and Liabilities		1,752,309	1,705,487	46,822

Kabel Deutschland GmbH, Unterföhring

Consolidated Cash Flow Statements according to IFRS for the period from
April 1, 2007 to March 31, 2008 and April 1, 2006 to March 31, 2007

	April 1, 2006 to	April 1, 2007 to
	March 31, 2008	March 31, 2007	change
	€(‘000)	€(‘000)	€(‘000)
1. Cash Flows from Operating Activities
Net Loss	-33,840	-99,269	65,429
Adjustments to Reconcile Net Loss to Cash Provided by Operations:
Taxes on Income	764	27,564	-26,800
Interest Expense	171,839	155,670	16,169
Interest Income	-2,057	-3,563	1,506
Accretion / Depreciation and Amortization on Fixed Assets	293,949	246,618	47,331
Accretion / Depreciation on Investments and Other Securities	3,712	-265	3,977
Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	822	1,878	-1,056
Income from Associates	-899	-440	-459
Compensation Expense Relating to Share-based Payments	23,042	41,791	-18,749
	457,332	369,984	87,348
Changes in Assets and Liabilities:
Increase (-) / Deecrease (+) of Inventories	-1,936	-10,812	8,876
Increase (-) / Decrease (+) of Trade Receivables	-29,507	19,429	-48,936
Increase (-) / Decrease (+) of Other Assets	4,544	1,513	3,031
Increase (+) / Decrease (-) of Trade Payables	42,691	22,363	20,328
Increase (+) / Decrease (-) of Other Provisions	-11,658	8,965	-20,623
Increase (+) / Decrease (-) of Deferred Income	-15,753	-29,656	13,903
Increase (+) / Decrease (-) of Provisions for Pensions	3,582	3,187	395
Increase (+) / Decrease (-) of Other Liabilities	-2,125	-14,531	12,406

Cash Provided by Operations	447,170	370,442	76,728

Income Taxes Paid (-) / Received (+)	-2,487	-10,461	7,974

Net Cash from Operating Activities	444,683	359,981	84,702

2. Cash Flows from Investing Activities

Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial assets)	258	876	-618
Cash Received from Sale of Investments	38,076	0	38,076
Cash Paid for Investments in Intangible Assets	-63,020	-63,571	551
Cash Paid for Investments in Property and Equipment	-253,413	-205,194	-48,219
Cash Paid for Acquisitions	-29,696	-5,092	-24,604
Cash Paid for Investments	-39,666	-6,790	-32,876
Interest Received	1,777	3,085	-1,308
Dividends Received from Associates	227	321	-94

Net Cash Used in Investing Activities	-345,457	-276,365	-69,092

3. Cash Flows from Financing Activities
Cash Payments to Shareholders	-13,504	0	-13,504
Cash Received / Paid Non-current Financial Liabilities	391,000	1,205,000	-814,000
Cash Repayments of Non-current Financial Liabilities	-331,000	-1,205,000	874,000
Cash Repayments of Current Financial Liabilities	0	-75,848	75,848
Cash Payments for Reduction of Finance Lease Liabilities	-7,240	-5,610	-1,630
Interest and Transaction Costs Paid	-177,127	-173,407	-3,720

Net Cash from / Used in Financing Activities	-137,871	-254,865	116,994

4. Cash and Cash Equivalents at the end of the period
Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	-38,645	-171,249	132,604
Accretion / Depreciation on Investments and Other Securities	0	265	-265
Cash and Cash Equivalents at the beginning of the period	54,108	225,092	-170,984
Cash and Cash Equivalents at the end of the period	15,463	54,108	-38,645

Additional Information
Investments Relating to Capital Lease	2,447	15,311	-12,864
Other non Cash Investments	0	0	0

Kabel Deutschland GmbH, Unterföhring

Subscribers, Revenue Generating Units and ARPUs

						y-o-y
		March 31,	Dec. 31,	March 31,	y-o-y	change
(in thousand)		2007	2007	2008	change	%

Cable Access Subscribers (incl. TKS)	#	9,241.0	9,000.2	8,844.9	-396.2	-4.29%
Subscribers without TV	#	0.0	23.3	39.5	39.5	n.a.

Total Subscribers	#	9,241.0	9,023.5	8,884.3	-356.7	-3.86%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,806.5	8,365.1	8,143.1	-663.4	-7.53%

Premium Services
Digital Cable Access	#	513.9	747.3	836.7	322.8	62.81%
Personal Video Recorders (Digital+)	#	1.4	51.8	60.0	58.6	n.a.
Kabel Digital (pay TV)	#	690.1	763.4	778.5	88.4	12.81%
Kabel Internet	#	179.1	319.7	393.5	214.4	119.70%
Kabel Phone	#	151.9	285.0	361.0	209.2	137.73%
Subtotal Premium Services	#	1,536.4	2,167.3	2,429.7	893.3	58.15%

Total RGUs	#	10,342.9	10,532.3	10,572.8	230.0	2.22%

Premium Services Penetration	%	14.9%	20.6%	23.0%		54.71%

Monthly ARPU(7)
Cable Access		€7.30	7.76	7.89	0.59	8.06%
Kabel Digital (pay TV)		€8.22	7.54	7.37	-0.85	-10.29%
Kabel Internet		€15.51	14.51	13.11	-2.40	-15.45%
Kabel Phone		€27.08	25.11	23.67	-3.41	-12.60%
Blended ARPU Internet and Phone per Subscriber		€36.04	34.43	32.40	-3.64	-10.10%

Total blended monthly ARPU per RGU(3)		€7.76	8.32	8.50	0.74	9.55%

Total blended monthly ARPU per Subscriber(2)		€8.63	9.62	10.03	1.40	16.22%

Ratio RGUs/Subscribers		1.12	1.17	1.19	0.07	6.33%

Footnotes

(1)         RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)         Total blended ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(3)         Total blended ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(4)          EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to the Company’s Management Equity Participation Program (MEP) and non-cash restructuring expenses. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(5)          EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(6)          Capex excludes M&A and transponder leases.

(7)          ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	July 29, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	July 29, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director